Exhibit 1.3

ALTAGAS LTD.

(The “Corporation”)

EXHIBIT TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING SEPTEMBER 30, 2018

For the twelve-month period ended September 30, 2018:

(a)         The consolidated net loss attributable to owners of the parent before interest expense on short-term and long-term debt and income taxes of the Corporation was $657.9 million; and

(b)         Interest expense of the Corporation on short-term and long-term debt was $251.9 million.

The Corporation’s earnings coverage ratio (i.e. the number determined by dividing the amount set out in paragraph (a) above by the amount set out in paragraph (b) above) for the twelve months ended September 30, 2018 was (2.6).